12013391

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -27736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 10/01/2010 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: International Assets Advisory, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, #1100
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheri Cuff — 407-254-1515
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley Seland , P.A.
(Name - *if individual, state last, first, middle name*)

999 Douglas Avenue, Suite 3325, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ____________, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD F. CAPUTO
NOTARY PUBLIC
STATE OF FLORIDA
Comm# DD0944778
Expires 12/7/2013

FLORIDA NOTARY ASSOCIATION SINCE 1978

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly owned subsidiary of Pecunia Management, LLC)
FINANCIAL STATEMENTS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011 AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
FINANCIAL STATEMENTS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

LASHLEY SELAND, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Board of Members
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC, as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the fifteen months then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC as of December 31, 2011, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information (required by Rule 17a-5 under the Securities and Exchange Act of 1934) contained in the schedules presented on pages 13 - 15 is presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley Seland P.A.

Altamonte Springs, Florida
February 16, 2012

999 DOUGLAS AVENUE ► SUITE 3325 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets	
Cash and cash equivalents	$ 801,560
Clearing deposit with clearing agent	100,000
Certificate of deposit, restricted (Note 2)	20,496
Securities at fair value	16,000
Other receivables	716,940
Prepaid expenses	118,025
Due from affiliate	63,795
Furniture and equipment, net of accumulated depreciation of $122,196	44,440
Intangibles, net of accumulated amortization of $181,561	17,326
	$ 1,898,582
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 455,883
Capital lease obligation	1,478
Total liabilities	457,361
Members equity	1,441,221
	$ 1,898,582

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF OPERATIONS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

Revenues:	
Commissions and fees	$ 7,652,093
Investment banking	8,781,071
Investment advisory fees	246,147
Trading gains and losses, net	278,530
Interest and dividend income	276,285
Other	42,348
	17,276,474
Expenses:	
Broker commissions	13,074,063
Wages and employee benefits	1,543,325
Telephone and communications	170,668
Floor brokerage and clearance fees	594,705
Occupancy	298,138
Depreciation and amortization	85,345
Professional fees	159,940
Advertising and marketing	2,100
Interest	10,370
Other	675,443
	16,614,097
Net profit	$ 662,377

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

Balance, September 30, 2010	$ 805,344
Member contributions	165,000
Distributions	(172,500)
Dividends paid holding company	(19,000)
Net profit	662,377
Balance, December 31, 2011	$ 1,441,221

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

Cash flow from operating activities:	
Net profit	$ 662,377
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	85,345
Increase or decrease in assets and liabilities:	
Decrease in receivable from clearing brokers	-0-
Decrease in other receivables	(682,997)
Increase in prepaid expenses	(69,650)
Increase in securities owned, not yet sold	(16,000)
Decrease in not readily marketable securities	120
Increase in other assets	(63,795)
Increase in accounts payable and accrued expenses	147,129
Total cash from operating activities	62,529
Cash flow from investing activities:	
Increase in certificate of deposit	(89)
Purchase of fixed assets	(41,783)
Total cash used in investing activities	(41,872)
Cash flow from financing activities:	
Dividends and distributions	(191,500)
Member contributions	165,000
Payments on capital lease	(6,130)
Total cash (used) generated by financing activities	(32,630)
Net decrease in cash	(11,973)
Cash and cash equivalents at the beginning of year	813,533
Cash and cash equivalents at the end of year	$ 801,560
Supplemental disclosure of cash flow information:	
Cash paid during the period for interest	$ 10,370

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2011

1. ORGANIZATION

International Assets Advisory, LLC (the "Company") a single-member LLC, is a full-service broker dealer and money management company headquartered in Orlando, Florida. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to another registered clearing broker, Pershing, which carries such accounts on a fully disclosed basis. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of Pecunia Management, LLC (the "Parent"), as of December 14, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – The Company has a fully disclosed clearing agreement (the "Agreement") with Pershing entered into and effective July 1, 2008. Prior to July 1, 2008, the Company cleared through First Clearing, LLC. As of December 31, 2011, First Clearing, LLC still has a few open accounts as business is being wound down, but the amounts are immaterial and included in Receivable from Clearing Broker. In accordance with the terms of the Agreement, Pershing shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing and accepted by Pershing, and shall clear all transactions on a fully disclosed basis for such accounts in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a clearing deposit account, for which the Company and Pershing have agreed on the sum of $100,000 to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing could suggest that an additional amount or amounts be deposited and/or reduce the amount required. At December 31, 2011, the Company was not aware of any changes in its business operations that would require an additional increase in the restricted deposit account.

Due from clearing brokers - Due from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections and the Company writes-off accordingly.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. Betterments and renewals are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment banking- Investment banking revenues include gains, losses and fees net of syndicate expenses, arising from securities offerings in which the company acts as an underwriter or agent. Revenues and corresponding commission expense are recorded on settlement date.

Fees and other charges – Investment advisory fees are received monthly and recognized as earned over the term of the contract. The fees are based on a certain percentage of managed assets maintained in the customers' accounts.

Advertising costs -Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2011, were approximately $2,100.

Income taxes – The Company is a single member LLC. As a result, the member will report the entire taxable income or loss on its income tax return. Therefore, no provision for income taxes has been made to these financial statements. The Company intends to distribute funds to its Parent to cover any tax liabilities it may have once the return is prepared.

Fair value of financial instruments - The majority of the Company's financial assets and liabilities (cash, clearing deposit, certificate of deposit, accounts payable and accrued expenses) are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value in accordance with FASB 157. See Footnote 3 for further detail.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change of financial year end – The company filed for a change in financial year end on July 26, 2011. This change was approved by the Internal Revenue Service and FINRA. The financial year end for the company was changed from September 30 to December 31. Accordingly these financial statements reflect fifteen (15) months of operations.

3. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 327,252	$ -	$ 327,252	$ -
Other receivables	716,940			716,940
Marketable securities	16,000	16,000	-	-
	$1,060,192	$ 16,000	$ 327,252	$ 716,940

The following is the change in Level 3 balances during the year ended December 31, 2011:

Beginning balance at October 1, 2010	$ 34,062
Increase in other receivables	682,998
Decrease in not readily marketable securities	(120)
Balance at December 31, 2011	$ 716,940

Money market funds are recorded as cash equivalents in the accompanying statement of financial condition.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Office furniture and equipment	$ 50,200
Computers	82,449
Software	56,701
	189,350
Less depreciation	(144,910)
	$ 44,440

Depreciation expense was $22,714 for the period ended December 31, 2011. Equipment in the amount of $17,627 is recorded under a capital lease. Included in accumulated depreciation above is depreciation on equipment held under capital leases of $17,627 as of December 31, 2011.

5. INTANGIBLE ASSETS

Intangible assets consist of a customer list that was acquired during the change in control in December 2006 (see Note 1) and a customer list acquired through the acquisition of another broker-dealer during 2008. The customer lists are being amortized over five years from the date of inception using the straight-line method. Accumulated amortization on the customer list was $244,192 at December 31, 2011. Total amortization recorded for the fifteen months ended was $62,631. Estimated annual amortization expense for the years ending December 31 is as follows:

Year Ending December31,	
2012	$12,531
2013	4,795

6. OBLIGATIONS UNDER CAPITAL LEASES

The Company has a capitalized rental obligation under a lease for equipment. The obligation matures in 2012, and represents the total value of future rental payments discounted at the interest rate implicit in the lease. Future minimum lease payments under the capital lease are:

Year Ending December 31,	
2012	1,542
Less amount representing interest	65
Present value of minimum lease payments	$ 1,477

Interest paid during the fifteen months ended December 31, 2011 on the capitalized lease was $1,579.

7. COMMITMENTS AND CONTINGENCIES

Deposits with banks may exceed the amount of insurance provided on such deposits by the FDIC from time-to-time during a year. Included in the cash and cash equivalents is $257,265 held at the Company's Clearing Brokers. These funds are insured through SIPC and excess insurance carried by the Clearing Broker. Management of the Company feels its cash is adequately protected.

The Company rents its corporate offices under a non-cancelable operating lease, as amended on September 1, 2009, that expires August 31, 2014. The amended lease terminated all renewal options. The Company has a $20,000 letter of credit issued in connection with the amended lease. The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution, and is restricted by the amended lease through thirty days after the lease expires (September 30, 2014).

For the fifteen months ended December 31, 2011, the Company's rental expense for its facilities and other charges was approximately $298,138.

The following are future minimum lease payments as of December 31:

2012	184,052
2013	189,569
2014	130,015
	$ 503,636

7. COMMITMENTS AND CONTINGENCIES(continued)

The Company signed a sublease letter agreement on offices in New York. The sublease terminated on December 31, 2009. The Company paid approximately $27,000 during the period October 1, 2009 through December 31, 2009. The Company is obligated to pay $2,500 per month for an indefinite period of time as long as a contract is in effect with one independent broker/advisor.

The Company also rents equipment under operating leases. These obligations account for approximately $6,650 per annum. The Company has a contract with an internet service provider dated September 30, 2008 to provide Internet services for three years at $700 per month or $8,400 per annum through fiscal year 2011.

During the fifteen months ended December 31, 2011, the Company subleased a portion of its office space and collected $24,000 in rental income.

The Company, in the ordinary course of business, is named a defendant in matters from its activities as a broker-dealer. The Company accrues its estimate of the costs to settle or defend these matters based on advice from legal counsel and, in the opinion of management the resolutions of these matters will not have a material adverse effect on the financial condition of the Company.

Subsequent events have been evaluated through February 16, 2012 which was the date the financial statements were available for issuance.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through Pershing on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, then Pershing may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Pershing or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($30,490 at December 31, 2011) or $100,000. The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2011, the net capital, as computed, was $452,733. Consequently, the Company had excess net capital of $352,733. At December 31, 2011, the percentage of aggregate indebtedness to net capital was approximately 101.0% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The was no difference in the net capital on the Company's December 31, 2011 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1

11. SIPC AGREED UPON PROCEDURES

A report on page 18 indicates no exceptions were found in the Company's calculation of its SIPC General Assessment Payment Forms on Form SIPC-7.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 1,441,221
Deductions:	
Non-allowable assets	
Certificate of deposit, restricted	20,496
Due from affiliates	63,795
Property and equipment, net	44,440
Intangibles, net	17,326
Other receivables	716,940
Prepaid expenses	118,025
Total non-allowable assets	981,022
Net capital before haircuts and securities positions	460,199
Haircuts:	
Money market funds	6,545
Debt securities	640
Certificate of deposit	25
Foreign currency	256
	7,466
Net capital	452,733
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($30,490)	
Minimum dollar net capital requirement for this broker-dealer ($100,000)	
Net capital requirement (greater of above two requirements)	100,000
Net capital in excess of required minimum	$ 352,733
Excess net capital less greater of 10% of AI or 120% of minimum requirement	$ 332,733
Reconciliation:	
Net capital, per pages 9-10 of the December 31, 2011 unaudited Focus Report, as filed and as amended	$ 452,733
Audit adjustments:	-
Net capital, per December 31, 2011 audited report, as filed	$ 452,733

The accompanying notes are an integral part of these financial statements

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 455,883
Capital lease payable	1,478
Aggregate indebtedness	$ 457,361
Total indebtedness recorded on the Statement of Financial Condition	$ 457,361
Percentage of aggregate indebtedness to net capital	101.0%

The accompanying notes are an integral part of these financial statement.

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2011

International Assets Advisory, LLC operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold funds or securities. International Assets Advisory, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.

Lashley Seland, P.A.
Certified Public Accountants
999 Douglas Avenue Suite 3325 ▯ Altamonte Springs, FL 32714
Phone: 407-774-2044 ▯ Fax: 407-774-6199

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

In planning and performing our audit of the financial statements of International Assets Advisory, LLC (the Company), a wholly-owned subsidiary of Pecunia Management, LLC., as of and for the fifteen months ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lashley Seland P.A.

Altamonte Springs, Florida
February 16, 2012

Lashley Seland, P.A.
Certified Public Accountants
999 Douglas Avenue Suite 3325 ▯ Altamonte Springs, FL 32714
Phone: 407-774-2044 ▯ Fax: 407-774-6199

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED to an ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Members
International Asset Advisory, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation -Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period October 1, 2010 to December 31, 2011, which were agreed to by International Asset Advisory, LLC and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating International Asset Advisory, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). International Asset Advisory, LLC's management is responsible for International Asset Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries shown in the general ledger and bank account reconciliations during the period from October 1, 2010 through December 31, 2011, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the fifteen months ended December 31, 2011, as applicable, with the amounts reported on SIPC-7 for the fifteen months ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley Seland P.A.
Altamonte Springs, Florida
February 16, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

International Assets Advisory LLC
300 S Orange Ave Ste1100
Orlando, FL 32801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Cindy Cofrancesco 407-254-1534

2. A. General Assessment (item 2e from page 2) $39,396

B. Less payment made with SIPC-6 filed (exclude interest) (34,635)
4/28/2011 and 11/29/2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,761

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $4,761

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $4,761

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

International Assets Advisory LLC
(Name of Corporation, Partnership or other organization)

Cindy Cofrancesco
(Authorized Signature)

Dated the 15th day of February, 20 12.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1, 20 10 and ending 12/31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,276,475
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,383,539
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): rental income and administrative fee	25,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,370	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 109,672	
Enter the greater of line (i) or (ii)	109,672
Total deductions	1,518,211
2d. SIPC Net Operating Revenues	$ 15,758,264
2e. General Assessment @ .0025	$ 39,396

(to page 1, line 2.A.)